UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXPLANATORY NOTE

In connection with the issuance by Grupo Financiero Santander México, S.A.B. de C.V. (the “Company”) of $500,000,000 aggregate principal amount of 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes, the Company is filing Exhibits 1.1, 4.1, 4.2, 5.1, 5.2, 8.1, 8.2, 23.1 and 23.2 solely for incorporation into the Registration Statement on Form F-3 (File No. 333-215215) (the “Registration Statement”). Exhibit 99.1 shall not be incorporated by reference into the Registration Statement.

Index of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement between Grupo Financiero Santander México, S.A.B. de C.V. and Santander Investment Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC dated December 23, 2016.
4.1	First Supplemental Indenture between Grupo Financiero Santander México, S.A.B. de C.V. and The Bank of New York Mellon dated as of December 27, 2016.
4.2	Form of Global Note for the Perptetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capial Notes (included in Exhibit A of the First Supplemental Indenture (Exhibit 4.1 hereto)).
5.1	Opinion of Davis Polk & Wardwell LLP, U.S. legal advisors to Grupo Financiero Santander México, S.A.B. de C.V. as to the validity of the Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes as to certain matters of New York law.
5.2	Opinion of Ritch, Mueller, Heather y Nicolau, S.C., Mexican legal advisors to Grupo Financiero Santander México, S.A.B. de C.V. as to the validity of the Series B shares, as to certain matters of Mexican law.
8.1	Opinion of Davis Polk & Wardwell LLP, U.S. legal advisors to Grupo Financiero Santander México, S.A.B. de C.V. as to certain matters of U.S. taxation relating to the Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes as to certain matters of New York law (included in Exhibit 5.1 hereto).
8.2	Opinion of Ritch, Mueller, Heather y Nicolau, S.C., Mexican legal advisors to Grupo Financiero Santander México, S.A.B. de C.V. as to certain matters of Mexican taxation relating to the Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes as to certain matters of Mexican law (included in Exhibit 5.2 hereto).
23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1 hereto).
23.2	Consent of Ritch, Mueller, Heather y Nicolau, S.C. (included in Exhibit 5.2 hereto).
99.1	Material Fact Announcement dated December 29, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 29, 2016